Exhibit 99.1





                              FOR IMMEDIATE RELEASE




Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


                  ELAN ANNOUNCES WEBCAST OF FOURTH QUARTER AND
                        FULL YEAR 2003 FINANCIAL RESULTS

DUBLIN, IRELAND, January 26, 2004 -- Elan Corporation, plc announced today that it will host a conference call on Wednesday, February 18, 2004 at 8:00 a.m. Eastern Standard Time (EST), 1:00 p.m. Greenwich Mean Time (GMT) with the investment community to discuss Elan's fourth quarter and full year 2003 financial results, which will be released before U.S. and European financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. The event will be archived and available for replay for 24 hours. The replay telephone number is 800 633 8284 or 402 977 9140, reservation number 21183360.

About Elan
Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.